SilverCrest Files Mineral Resource Technical Report on the Las Chispas Property

Vancouver, British Columbia--(Newsfile Corp. - April 24, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce that a technical report titled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" (the "Las Chispas Report"), dated April 23, 2018, with an effective date of February 12, 2018, was filed today on SEDAR at www.sedar.com and is also available on SilverCrest's website. The Las Chispas Report was independently completed for the Company by Tetra Tech Canada Inc. ("Tetra Tech"), in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101").

There are no material differences between the assumptions and estimates contained in the Company's press release dated February 26, 2018 (the "February 26 News Release") on the Las Chispas Property and those contained in the filed Las Chispas Report.

The Company advises that, as identified by Tetra Tech, the Las Chispas Report discloses a slight increase of tonnages in the estimate on historic dumps by 26,500 tonnes, which does not have a material effect on the overall Mineral Resource Estimate. The revised Mineral Resource Estimate is as follows:

SilverCrest's Las Chispas Resource Summary — Effective February 12, 2018 (as amended)
Resource Category(1)		Tonnes	Au gpt	Ag gpt	AgEq gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
Inferred(3)(5)(6)		3,443,500	3.63	296	568	401,600	32,675,600	62,826,100
Inferred Resource Summary By Vein
Vein	Average True Width	Tonnes	Au gpt	Ag gpt	AgEq gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
Babicanora	3.2	1,894,000	5.41	361	766	329,000	21,952,000	46,641,000
Includes Area 51	2.7	967,000	7.43	469	1,026	231,000	14,581,000	32,247,000
Las Chispas	3.0	171,000	2.39	340	520	13,000	1,874,000	2,861,000
Giovanni	2.0	607,000	1.37	237	340	27,000	4,633,000	6,641,000
William Tell	1.5	595,000	1.32	185	284	25,000	3,543,000	5,438,000
Historic Dumps(4)	n/a	174,500	1.38	119	222	7,600	664,600	1,246,100

(1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves, as amended. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)	AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
(3)

Previously reported in February 26 News Release as 3,415,000 tonnes grading 3.66 Au and 297 Ag gpt, or 572 AgEq and contained 402,000 ounces gold and 32,650,000 ounces silver, or 62,800,000 ounces AgEq;

(4)	Previously reported in February 26 News Release as 148,000 tonnes grading 1.60 Au and 136 Ag, or 256 AgEq and contained 7,000 ounces gold and 648,000 ounces silver, or 1,219,000 ounces AgEq.
(5)	All numbers are rounded. Overall numbers may not be exact due to rounding.
(6)	In situ vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 1.5 m minimum true width, and surface stockpile resource is reported using a 100 gpt AgEq cut-off.

Qualified Person

The Mineral Resources for the Las Chispas Property disclosed in this news release have been estimated by P. James F. Barr, P. Geo., Senior Geologist and Team Lead — Geology for Tetra Tech and independent of SilverCrest. Mr. Barr is a Qualified Person as defined in NI 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, as amended. Mr. Barr has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng.
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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